UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42740

Robot Consulting Co., Ltd.

Le Gratteciel Building 2, 6th Floor
5-22-6 Shimbashi, Minato Ward
Tokyo, 105-0004
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Receipt of Nasdaq Delisting Determination

Robot Consulting Co., Ltd. (the “Company”) issued a press release on October 24, 2026, announcing the receipt of a delisting determination from The Nasdaq Stock Market LLC (“Nasdaq”) stating that Nasdaq has determined to delist the Company’s securities and the Company’s request on October 23, 2026 to appeal such determination to a Hearings Panel. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Robot Consulting Announces Receipt of Nasdaq Delisting Determination and Request to Appeal such Determination to a Hearings Panel

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robot Consulting Co., Ltd.

By:	/s/ Hidetoshi Yokoyama
Hidetoshi Yokoyama
Representative Director and Chairman

Date: October 26, 2026